26 July 2018

ISSUED ON BEHALF OF RELX PLC AND RELX N.V.

Announcement of Non-Discretionary Share Buyback Programme

RELX PLC and RELX N.V. (the "Companies") announce in compliance with the EU Market Abuse Regulation that they will implement an irrevocable, non-discretionary programme to repurchase their respective ordinary shares up to the value of £125 million in total between 26 July 2018 and 24 October 2018 (the "Programme"). Combined, since 2 January 2018, the Companies have purchased 33.8 million shares at a total cost of approximately £525 million, leaving a further £175 million of the previously announced full year total of £700 million to be completed by year end.

Pending the expected completion on 8 September 2018 of RELX Group’s corporate simplification, for the period from 26 July 2018 through 5 September 2018, the ratio of the respective ordinary shares to be bought back by each of the Companies over the course of this period will be set by reference to the Companies’ respective economic interests in RELX Group plc. Beginning on 10 September 2018, the Programme will continue with only RELX PLC shares being repurchased.

The purpose of the Programme is to reduce the capital of the Companies. The Companies intend that shares purchased will be held in treasury.

Any share purchases will be made by the Companies within certain pre-set parameters and in accordance with the general authorities of the Companies to repurchase shares granted by shareholders at the RELX PLC Annual General Meeting held on 19 April 2018 and the RELX N.V. Annual General Meeting held on 18 April 2018 which, taking into account shares purchased subsequent to these meetings, permit the Companies to purchase no more than 105.7 million ordinary shares of RELX PLC and 94.1 million ordinary shares of RELX N.V. Any share purchases effected by the Companies will be in accordance with the EU Market Abuse Regulation and, in addition, any share purchases effected by RELX PLC will be in accordance with Chapter 12 of the UK Listing Rules.

-ENDS-

Enquiries

Colin Tennant (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724